Exhibit 8

Subsidiaries

Name of Subsidiary	Country of Incorporation
Crow Electronic Engineering Ltd.	Israel
Freelink Ltd.	Israel
ArrowHead Alarm Products Ltd.	New Zealand
Crow Australia Pty Ltd.	Australia
Actech Access Technologies Ltd.	Israel
Secucell Ltd.	Israel
ScanVision Technologies Ltd.	Israel

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